UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM SD
SPECIALIZED DISCLOSURE REPORT

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INFINERA CORPORATION
(Exact name of registrant as specified in its charter)

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Delaware	001-33486	77-0560433
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

140 Caspian Court, Sunnyvale, California	94089
(Address of principal executive offices)	(Zip Code)

Michael P. Post	(408) 572-5200
(Name and telephone number, including area code, of the person to contact in connection with this report.)
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Introduction

Infinera Corporation (the “Company”) provides optical transport networking equipment, software and services to telecommunications service providers, internet content providers, cable providers, wholesale and enterprise carriers, research and education institutions, enterprise customers, and government entities across the globe. Optical transport networks are deployed by customers facing significant demands for optical bandwidth prompted by increased use of high-speed internet access, mobile broadband, cloud-based services, high-definition video streaming services, virtual and augmented reality, the Internet of Things (IoT) and business Ethernet services. The Company’s end-to-end packet-optical portfolio is designed to be managed with a single network management system.

The Company’s products for the reporting period covered by this Form SD include the (i) DTN platform; (ii) DTN-X family of platforms; (iii) XTM and XTG series; and (iv) Cloud Xpress platform. The platforms connect to one another using an optical “line system.” All the platforms and the line system are collectively referred to herein as the “Covered Products.”

The Company has adopted a Conflict Minerals Policy, which is available on its website at http://www.infinera.com/company/social-responsibility/conflict-minerals/ on the Corporate Social Responsibility webpage. The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.
Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
In accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended, the Company has filed this Form SD in respect of the reporting period January 1, 2016 to December 31, 2016, and the associated Conflict Minerals Report, which appears as Exhibit 1.01 hereto and is publicly available on the Company’s website at www.infinera.com.
Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.
Section 2 - Exhibits

The following exhibit is filed as part of this report.

Item 2.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report for the period January 1 to December 31, 2016 as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

INFINERA CORPORATION
(Registrant)
By:	/s/ BRAD D. FELLER	May 30, 2017
	Brad D. Feller	(Date)
Chief Financial Officer